



Exhibit 99.2

REZOLVE AI PLC (COMPANY NUMBER: 14573691)
21 SACKVILLE STREET
LONDON, ENGLAND
W1S 3DN

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on January 8, 2026. Have your voting instruction card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, voting instruction card and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on January 8, 2026. Have your voting instruction card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your voting instruction card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V82338-S28262

KEEP THIS PORTION FOR YOUR RECORDS

THIS VOTING INSTRUCTION CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

REZOLVE AI PLC

VOTING INSTRUCTION CARD – General Meeting of Rezolve AI PLC to be held at 2:30 p.m. (UK time) (9:30 a.m. (EDT)) on 13 January 2026 at 21 Sackville Street, London W1S 3DN.
Please read the Explanatory Notes on the reverse before completing this Voting Instruction Card in black ink or providing a voting instruction in accordance with the instructions in the top right corner of this document.

RESOLUTIONS – Please mark 'X' to indicate how you wish your votes to be cast. If you wish to abstain from voting on any of the resolutions, please indicate this with an 'X' in the 'Withheld' box opposite the applicable resolution(s) (see Explanatory Note 4). If you mark more than one of the boxes for a resolution below, this Voting Instruction Card will be invalid in respect of that resolution.

	For	Against	Withheld
RESOLUTION 1 - To authorise the allotment of shares	☐	☐	☐
RESOLUTION 2* - To disapply pre-emption rights	☐	☐	☐

* Indicates a special resolution

Please provide your voting instruction by following the instructions in the top right corner of this document. Please see the Explanatory Notes for further details.

By providing your voting instruction, you are hereby directing and instructing GTU Ops Inc. to: (i) vote the relevant number of ordinary shares in the Company in the manner you have indicated at the General Meeting; and (ii) complete, execute and submit a form of proxy (with the Chair of the meeting appointed as proxy) to the Company for the purposes of voting the relevant number of ordinary shares in the Company at the General Meeting in the manner you have indicated.

To be valid, your voting instruction needs to have been received by no later than 11:59 p.m. (EDT) on 8 January 2026 (or, in the case of an adjournment of the meeting, 48 hours before the time appointed for the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day)).

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. In the case of joint holders, the signature of any one holder will be sufficient but the names of all the joint holders should be stated. If a corporation or partnership, please sign in full corporate or partnership name by common seal or signed on its behalf by a duly authorised officer.

Signature [PLEASE SIGN WITHIN BOX]   Date   Signature (Joint Owners)   Date

Important Notice Regarding the Availability of Proxy Materials for the General Meeting:
The Notice of Meeting is available at www.proxyvote.com.

V82339-S28262

Explanatory Notes

1. Full details of the resolutions to be proposed at the General Meeting are set out, together with explanatory notes, in the Notice of General Meeting which accompanies this Voting Instruction Card. Before completing this Voting Instruction Card, please read the Notice of General Meeting in full.

2. To be valid, your voting instruction must be provided in accordance with the instructions in the top right corner of the first page of this document, so as to be received as soon as possible and in any event not later than 11:59 p.m. (EDT) on 8 January 2026 (or, in the case of an adjournment of the meeting, 48 hours before the time appointed for the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day)). If your voting instruction is not validly lodged by the relevant time, it will be invalid.

3. By providing your voting instruction, you are hereby directing and instructing GTU Ops Inc. to: (i) vote the relevant number of ordinary shares in the Company in the manner you have indicated at the General Meeting; and (ii) complete, execute and submit a form of proxy (with the Chair of the meeting appointed as proxy) to the Company for the purposes of voting the relevant number of ordinary shares in the Company at the General Meeting in the manner you have indicated.

4. The 'Vote Withheld' option is provided overleaf to enable you to abstain from voting. However, it should be noted that a 'Vote Withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution.

5. Any alterations made to this Voting Instruction Card should be initialed.

6. You may not use any electronic address provided either in the Notice of General Meeting or any related documents (including this Voting Instruction Card) to communicate with the Company for any reason other than those expressly stated.